SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30599; 812-14110]

Grosvenor Alternative Funds Master Trust, et al.; Notice of Application

July 15, 2013

Agency:  Securities and Exchange Commission ("Commission").

Action:  Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements.

Summary of Application:  Applicants request an order that would permit them to enter into and

materially amend subadvisory agreements without shareholder approval and would grant relief

from certain disclosure requirements.

Applicants:  Grosvenor Alternative Funds Master Trust ("Master Trust"), Grosvenor Alternative

Funds ("GAF Trust"), and Grosvenor Capital Management, L.P. (the "Initial Adviser")

(collectively, "Applicants").

Filing Dates:  The application was filed on January 8, 2013, and amended on May 10, 2013.

Hearing or Notification of Hearing:  An order granting the application will be issued unless the

Commission orders a hearing.  Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on August 9, 2013 and

should be accompanied by proof of service on the applicants, in the form of an affidavit or, for

lawyers, a certificate of service.  Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested.  Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses:  Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC  20549-1090.  Applicants:  Girish Kashyap, Grosvenor Capital Management,

L.P., 900 North Michigan Avenue, Suite 1100, Chicago, IL 60611.

For Further Information Contact:  Courtney S. Thornton, Senior Counsel, at (202) 551-6812, or

David P. Bartels, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Exemptive Applications Office).

Supplementary Information:  The following is a summary of the application.  The complete

application may be obtained via the Commission's website by searching for the file number, or

for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations

1.    The Master Trust[1] and the GAF Trust (collectively with the Master Trust, "Trusts")

will be registered under the Act as open-end management investment companies organized as

Delaware statutory trusts.[2]  Each Trust will offer one or more series (each a "Fund" and

collectively the "Funds"), each of which has or will have its own distinct investment objectives,

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[1] Applicants state that each series of the Master Trust is a master fund ("Master Fund") in a master-feed structure pursuant to section 12(d)(1)(E) of the Act.  Certain Funds (as defined below), as well as any future Fund and any other investment company or series thereof that is advised by the Initial Adviser (as defined below), may invest substantially all their assets in the Master Fund (each a "Feeder Fund").  No Feeder Fund will engage any subadviser other than through approving the applicable Master Fund's subadviser, if any.

[2] Applicants also request relief with respect to any future Fund as well as any other existing or future registered open-end management investment company or series thereof that: (a) is advised by the Initial Adviser or any entity controlling, controlled by, or under common control with the Initial Adviser or its successors (collectively, the "Adviser"); (b) uses the manager of managers structure ("Manager of Managers Structure") described in the application; and (c) complies with the terms and conditions of the application (together with any Funds that currently use the Manager of Mangers Structure, each a "Subadvised Fund" and collectively, the "Subadvised Funds").  The only existing registered open-end management investment companies that currently intend to rely on the requested order are named as applicants.  For purposes of the requested order, "successor" is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.  If the name of any Subadvised Fund contains the name of a Subadviser (as defined below), the name of the Adviser will precede the name of the Subadviser.

policies and restrictions.[3]  The Initial Adviser, an Illinois limited partnership, is registered as an

investment adviser under the Investment Advisers Act of 1940 ("Advisers Act").  The Initial

Adviser will serve as investment adviser to each Fund pursuant to an investment advisory

agreement ("Advisory Agreement") with the respective Fund.[4]  Each Advisory Agreement will

be approved by the relevant Trust's board of trustees (the "Board"), including a majority of the

trustees who are not "interested persons," as defined in section 2(a)(19) of the Act, of the Trust

or the Adviser ("Independent Trustees") and by the shareholders of the relevant Fund in the

manner required by sections 15(a) and 15(c) of the Act and rule 18f-2 under the Act.

      2.     Under the terms of the Advisory Agreements, the Adviser, subject to the oversight

of the Board, will furnish a continuous investment program for each Fund.  The Adviser

periodically reviews investment policies and strategies of each Fund and, based on the need of a

particular Fund, may recommend changes to the investment policies and strategies of the Fund

for consideration by its Board.  For its services to each Fund, the Adviser will receive an

investment advisory fee from that Fund as specified in the applicable Advisory Agreement based

on the average daily net asset value of that Fund.  The terms of the Advisory Agreements also

permit the Adviser, subject to the approval of the relevant Board, including a majority of the

Independent Trustees and the shareholders of the applicable Subadvised Funds (if required by

applicable law), to delegate portfolio management responsibilities of all or a portion of the assets

of the Subadvised Fund to one or more subadvisers ("Subadvisers").  The Adviser intends to

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[3] The initial and current Fund of the Master Trust is Grosvenor Alternative Strategies Master Fund.  The initial and current Fund of the GAF Trust is Grosvenor Alternative Strategies Fund.

[4] Applicants state that, under a master-feeder operating structure, the initial Fund in the GAF Trust is a Feeder Fund that pursues its investment objective by investing all of its investable assets in a corresponding series of the Master Trust having identical investment objectives to those of the Fund.  All investment management for the Feeder Funds takes place at the Master Fund level and no investment management takes place at the Feeder Fund level. Investment management for any future Funds that do not operate under a master-feeder structure will occur at the Fund level.

enter into subadvisory agreements ("Subadvisory Agreements") with various Subadvisers to

provide investment advisory services to various Subadvised Funds. Each Subadviser will be an

investment adviser as defined in section 2(a)(20) of the Act and registered with the Commission

as an "investment adviser" under the Advisers Act. The Adviser will evaluate, allocate assets to

and oversee the Subadvisers, and will make recommendations about their hiring, termination and

replacement to the Board, at all times subject to the authority of the Board. The Adviser will

compensate each Subadviser out of the fee paid to the Adviser under the relevant Advisory

Agreement, or the Subadvised Fund will be responsible for paying subadvisory fees directly to

the Subadviser.[5]

     3.    The Subadvised Funds will inform shareholders of the hiring of a new Subadviser

pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90

days after a new Subadviser is hired for any Subadvised Fund, that Subadvised Fund will send its

shareholders[6] either a Multi-Manager Notice or a Multi-Manager Notice and Multi-Manager

Information Statement;[7] and (b) the Subadvised Fund will make the Multi-Manager Information

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[5] Under the requested order, for Subadvised Funds that pay fees to a Subadviser directly from Fund assets, any change to a Subadvisory Agreement or Investment Advisory Agreement that would not result in an increase in the total management and advisory fees payable by the Subadvised Fund would not need to be submitted to affected shareholders for approval. For instance, the management and advisory fees payable by a Subadvised Fund to a Subadviser could be increased without shareholder approval if there were a corresponding decrease in the management and advisory fees payable by the Subadvised Fund to the Adviser.

[6] If the Subadvised Fund is a Master Fund, for purposes of the Modified Notice and Access Procedures, "shareholders" include both the shareholders of the applicable Master Fund and the shareholders of its Feeder Funds.

[7] A "Multi-Manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 ("Exchange Act"), and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser; (b) inform shareholders that the Multi-Manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-Manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-Manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-Manager Information Statement may be obtained, without charge, by contacting the Subadvised Fund. A "Multi-Manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure (as defined below). Multi-Manager Information Statements will be filed electronically with the Commission via the EDGAR system.

Statement available on the website identified in the Multi-Manager Notice no later than when the

Multi-Manager Notice (or Multi-Manager Notice and Multi-Manager Information Statement) is

first sent to shareholders, and will maintain it on that website for at least 90 days.

4.      Applicants request an order to permit the Adviser, subject to Board approval, to

select Subadvisers to manage all or a portion of the assets of a Subadvised Fund pursuant to a

Subadvisory Agreement and to materially amend Subadvisory Agreements without obtaining

shareholder approval.  The requested relief will not extend to any Subadviser that is an affiliated

person, as defined in section 2(a)(3) of the Act, of a Feeder Fund or a Subadvised Fund or the

Adviser, other than by reason of serving as a Subadviser to a Subadvised Funds ("Affiliated

Subadviser").

5.      Applicants also request an order exempting the Subadvised Funds from certain

disclosure provisions described below that may require the Applicants to disclose fees paid by

the Adviser or a Subadvised Fund to each Subadviser.  Applicants seek an order to permit each

Subadvised Fund to disclose (as a dollar amount and a percentage of each Subadvised Fund's net

assets) only:  (a) the aggregate fees paid to the Adviser and any Affiliated Subadvisers; and (b)

the aggregate fees paid to Subadvisers other than Affiliated Subadvisers (collectively, the

"Aggregate Fee Disclosure").[8]  A Subadvised Fund that employs an Affiliated Subadviser will

provide separate disclosure of any fees paid to the Affiliated Subadviser.

Applicants' Legal Analysis

1.      Section 15(a) of the Act provides, in relevant part, that it is unlawful for any

person to act as an investment adviser to a registered investment company except pursuant to a

written contract that has been approved by the vote of a majority of the company's outstanding

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[8] For any Subadvised Fund that is a Master Fund, applicants request that this relief also permit any Feeder Fund invested in that Master Fund to disclose Aggregate Fee Disclosure.

voting securities.  Rule 18f-2 under the Act provides that each series or class of stock in a series

investment company affected by a matter must approve that matter if the Act requires

shareholder approval.

2.      Form N-1A is the registration statement used by open-end investment companies.

Item 19(a)(3) of Form N-1A requires disclosure of the method and amount of the investment

adviser's compensation.

3.      Rule 20a-1 under the Act requires proxies solicited with respect to an investment

company to comply with Schedule 14A under the Exchange Act.  Items 22(c)(1)(ii), 22(c)(1)(iii),

22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a

shareholder meeting at which the advisory contract will be voted upon to include the "rate of

compensation of the investment adviser," the "aggregate amount of the investment adviser's

fees," a description of the "terms of the contract to be acted upon," and, if a change in the

advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4.      Regulation S-X sets forth the requirements for financial statements required to be

included as part of a registered investment company's registration statement and shareholder

reports filed with the Commission.  Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a

registered investment company to include in its financial statement information about the

investment advisory fees.

5.      Section 6(c) of the Act provides that the Commission may exempt any person,

security, or transaction or any class or classes of persons, securities, or transactions from any

provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate

in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Applicants state that the requested relief meets this standard for the reasons discussed below.

6.    Applicants assert that the shareholders expect the Adviser, subject to the review and approval of the Board, to select the Subadvisers who are best suited to achieve the Subadvised Fund's investment objective.  Applicants assert that, from the perspective of the shareholder, the role of the Subadviser is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company.  Applicants state that requiring shareholder approval of each Subadvisory Agreement would impose unnecessary delays and expenses on the Subadvised Funds, and enable the Subadvised Fund to act more quickly when the Board and the Adviser believe that a change would benefit a Subadvised Fund and its shareholders.  Applicants note that the Investment Advisory Agreements and any Subadvisory Agreement with an Affiliated Subadviser (if any) will continue to be subject to the shareholder approval requirements of section 15(a) of the Act and rule 18f-2 under the Act.

7.    Applicants assert that the requested disclosure relief would benefit shareholders of the Subadvised Funds because it would improve the Adviser's ability to negotiate the fees paid to Subadvisers.  Applicants state that the Adviser may be able to negotiate rates that are below a Subadviser's "posted" amounts, if the Adviser is not required to disclose the Subadvisers' fees to the public.  Applicants submit that the requested relief will encourage Subadvisers to negotiate lower subadvisory fees with the Adviser if the lower fees are not required to be made public.

Applicants' Conditions

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.     Before a Subadvised Fund may rely on the requested order, the operation of the

Subadvised Fund in the manner described in the application will be approved by a majority of

the Subadvised Fund's outstanding voting securities as defined in the Act, which in the case of a

Master Fund will include voting instructions provided by shareholders of the Feeder Funds

investing in such Master Fund or other voting arrangements that comply with section

12(d)(1)(E)(iii)(aa) of the Act, or, in the case of a Subadvised Fund whose public shareholders

purchase shares on the basis of a prospectus containing the disclosure contemplated by condition

2 below, by the initial shareholder before such Subadvised Fund's shares are offered to the

public.

2.     The prospectus for each Subadvised Fund, and in the case of a Master Fund

relying on the requested relief, the prospectus for each Feeder Fund investing in such Master

Fund,  will disclose the existence, substance, and effect of any order granted pursuant to the

application.  In addition, each Subadvised Fund (and any such Feeder Fund) will hold itself out

to the public as employing a Manager of Managers Structure.  The prospectus will prominently

disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to

oversee the Subadvisers and recommend their hiring, termination, and replacement.

3.     Subadvised Funds will inform shareholders, and if the Subadvised Fund is a

Master Fund, shareholders of any Feeder Funds, of the hiring of a new Subadviser within 90

days after the hiring of the new Subadviser pursuant to the Modified Notice and Access

Procedures.

4.     The Adviser will not enter into a Subadvisory Agreement with any Affiliated

Subadviser without that agreement, including the compensation to be paid thereunder, being

approved by the shareholders of the applicable Subadvised Fund, which in the case of a Master

Fund will include voting instructions provided by shareholders of the Feeder Fund investing in such Master Fund or other voting arrangements that comply with Section 12(d)(1)(E)(iii)(aa) of the Act.

5.      At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.      Independent legal counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Trustees.  The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

7.      Whenever a Subadviser change is proposed for a Subadvised Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that the change is in the best interests of the Subadvised Fund and its shareholders, and if the Subadvised Series is a Master Fund, the best interests of any applicable Feeder Funds and their respective shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

8.      Whenever a Subadviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

9.      The Adviser will provide general management services to each Subadvised Fund, including overall supervisory responsibility for the general management and investment of the Subadvised Fund's assets and, subject to review and approval of the Board, will:  (a) set the Subadvised Fund's overall investment strategies; (b) evaluate, select and recommend Subadvisers to manage all or a portion of the Subadvised Fund's assets; (c) allocate and, when

appropriate, reallocate the Subadvised Fund's assets among Subadvisers; (d) monitor and evaluate the Subadvisers' performance; and (e) implement procedures reasonably designed to ensure that Subadvisers comply with the Subadvised Fund's investment objective, policies and restrictions.

10.     No Trustee or officer of a Subadvised Fund or of a Feeder Fund that invests in a Subadvised Fund that is a Master Fund, or director or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Subadviser except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by or is under common control with the Adviser; or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

11.     Each Subadvised Fund and any Feeder Fund that invests in a Subadvised Fund will disclose in its registration statement the Aggregate Fee Disclosure.

12.     In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

13.     The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Subadvised Fund basis.  The information will reflect the impact on profitability of the hiring or termination of any Subadviser during the applicable quarter.

14.     For Subadvised Funds that pay fees to a Subadviser directly from Fund assets, any changes to a Subadvisory Agreement that would result in an increase in the total management

and advisory fees payable by a Subadvised Fund will be required to be approved by the shareholders of the Subadvised Fund.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary